AB 4/2

08031027

SECURIT[illegible]ON
Washington, D.C. 20549

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MAR 3 1 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS POINT RESEARCH & TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 I STREET, SUITE 800
(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT DREYER (202) 741-3670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P. COMPARATO C.P.A., P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 588	STONY BROOK	NY	11790
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AK 4/8

OATH OR AFFIRMATION

I, SCOTT DREYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS POINT RESEARCH & TRADING, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PERI S. DONNER
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires May 14, 2012

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS POINT RESEARCH & TRADING LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

COMPASS POINT RESEARCH & TRADING LLC

INDEX
DECEMBER 31, 2007

Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information	
Computation of Net Capital Pursuant to Rule 15c3-1	8
Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5	9-10

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 12, 2008

To the Members
Compass Point Research & Trading, LLC

We have audited the accompanying statements of financial condition of Compass Point Research & Trading LLC. as of December 31, 2007 and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Compass Point Research & Trading LLC as of December 31, 2007, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Compass Point Research & Trading LLC. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P. Comparato

John P Comparato

COMPASS POINT RESEARCH & TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 88,093
Receivable From Brokers	500,498
Others Assets	11,885
	600,476
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accrued Expenses	$ 3,000
MEMBERS' EQUITY	597,476
TOTAL LIABILITIES AND MEMBERS' EQUITY	$600,476

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

COMPASS POINT RESEARCH & TRADING LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$ 329,585
Other Income	40,781
TOTAL REVENUE	370,366
EXPENSES	
Officer Compensation	57,786
Employee Compensation & Benefits	198,222
Commissions Paid to Other Broker-Dealers	50,243
License & Registration Fees	20,196
Other Expenses	322,081
TOTAL EXPENSES	648,528
INCOME BEFORE PROVISION FOR INCOME TAXES	<278,162>
PROVISION FOR INCOME TAXES	0
NET INCOME	$ <278,162>

THESE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

COMPASS POINT RESEARCH & TRADING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ 575,374
Net Income	<278,162>
Member Contributions	600,000
Member Distributions	<299,736>

Balance, December 31, 2007	$ 597,476
	=======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

COMPASS POINT RESEARCH & TRADING LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$ <278,162>
Adjustments to Reconcile Net Income to Net Cash Flows Provided By Operating Activities:	
Depreciation	
(INCREASE)DECREASE IN OPERATING ASSETS	
Due From Brokers	9,026
Property & Equipment, Net	37,884
Other Assets	32,495
INCREASE(DECREASE) IN OPERATING LIABILITIES	
Accounts Payable and Accrued Expenses	<138,481>
NET CASH USED BY OPERATING ACTIVITES	<337,238>
CASH FLOWS FROM INVESTING ACTIVITES	
Acquisition of Property & Equipment	
Net Cash Used in Investing Activities	
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution From Member	$ 600,000
Distributions From Member	<299,736>
NET CASH UNSED IN FINANCING ACTIVITIES	300,264
NET DECREASE IN CASH & CASH EQIVALENTS	<36,974>
CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR	125,067
CASH & CASH EQUIVALENTS AT END OF YEAR	$ 88,093

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

COMPASS POINT RESEARCH & TRADING LLC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Compass Point Research & Trading LLC is a registered broker and dealer. As a securities broker and dealer the Company provides investment banking services involving securities transactions to various companies. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

ACCOUNTING METHOD

The accounts of the Company are maintained on the accrual basis of accounting. Transactions related to investment banking are recognized on the trade date of the underlying securities, as if they had settled.

ACCOUNTING ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily related to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

INCOME TAXES

The Company has elected under the Internal Revenue Code, to be taxed as a one-member limited liability company. Accordingly, the member rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company as a member of FINRA is subject to the Securities and Exchange Commission Uniform and Net Capital Rule (Sec rule 15c3-1), which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At December 31, 2007, the Company's net capital $575,591 which exceeded requirements of $5,000 by $570,591. The Company's net capital ratio was .01 to 1.

NOTE 4 – OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $350,000.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivables from clearing broker are calculated and paid pursuant to the clearance agreement. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

COMPASS POINT RESEARCH & TRADING LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total Ownership Equity	$ 597,476
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	$ 597,476
Deductions and/or Charges:	
Non-Allowable Assets	21,885
Net Capital Before Haircuts on Securities Position	$ 575,591
Haircuts on Securities Positions	--
Net Capital	$ 575,591
AGGREGATE INDEBTEDNESS	$ 3,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital	570,591
Ratio: Aggregate Indebtedness to Net Capital	.01 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2007 Focus Part II Filing.

P.O. Box 588 ▫ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Compass Point Research & Trading LLC

We have examined the financial statements Compass Point Research & Trading LLC for the year ended December 31, 2007 and have issued our report therein dated February 12, 2008. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which included the procedure for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a)(11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, of verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for the customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related cost of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also,

projections of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph may not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Compass Point Research & Trading LLC as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

The report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John P Comport

END